Invesco Advisers, Inc. PO Box 4333 Houston, TX 77210-4333 11 Greenway Plaza, Suite 100 Houston, TX 77046

713 626 1919 www.invescoaim.com
March 11, 2010
Via EDGAR
Vincent Di Stefano
Division of Investment Management
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549
Re:	AIM International Mutual Funds File Nos: 033-44611 and 811-06463
Dear Mr. Di Stefano:
     On behalf of AIM International Mutual Funds (the “Registrant”), below you will find the Registrant’s responses to the comments conveyed by you on February 22, 2010, with regard to Post-Effective Amendment No. 45 (the “Amendment”) to the Registrant’s registration statement on Form N-1A. The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 18, 2009, pursuant to the Investment Company Act of 1940, as amended, and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”) and is scheduled to go effective February 26, 2010.
     For your convenience, we have summarized each of your comments in bold and have set forth the Registrant’s response immediately below each comment.
     General Comments — Prospectuses
1. Comment: The Staff interprets the new Form N-1A strictly. Any blocks of text that are included in the Form are to be copied verbatim in each prospectus. For example, the bold paragraphs required by Item 3 of Form N-1A related to the Fees and Expenses of the Fund and the Example should be copied verbatim in each prospectus. Specifically, the second two sentences of the first paragraph under the heading, “Fees and Expenses of the Fund” (“There is no guarantee that actual expenses will be the same as those shown in the table. On Class A shares, a contingent deferred sales charge may apply in some cases. For additional information, see “Shareholder Account Information—Contingent Deferred Sales Charges (CDSCs)” in the prospectus”), should be deleted as they are not required by Form N-1A.
     Response: The requested changes have been made to each prospectus; any blocks of text that are required by the Form have been copied verbatim into each prospectus.
2. Comment: Per Item 3 of Form N-1A, the word, “Expense”, in the heading, “Expense Example”, should be deleted in each prospectus. The explanatory text under the expense example heading should also be revised to match Form N-1A verbatim.
     Response: The requested change has been made to each prospectus.

Vincent Di Stefano
Division of Investment Management
March 11, 2010

3. Comment: In the “Example” section of the prospectus, the footnote appearing following the second table that begins “Assumes conversion of Class B shares to Class A shares,...” should be deleted as it is not required by Form N-1A.
     Response: The requested change has been made to each prospectus.
4. Comment: In the “Principal Investment Strategies” section of the prospectuses, the language, “normally invest at least 80% of assets”, should be revised to state: “normally invest at least 80% of total assets or net assets plus borrowing.” Please revise the applicable prospectuses accordingly.
     Response: For each Fund subject to Rule 35d-1, those Funds’ 80% policies are based on net assets plus borrowings. The applicable prospectuses have been revised accordingly.
5. Comment: Enumerate the equity securities in which the Fund can invest.
     Response: The equity securities in which the Fund can invest are discussed in the Fund’s Statement of Additional Information.
6. Comment: The word, “derivatives”, is used in the section, “Principal Investment Strategies of the Fund”. Describe which derivatives are principally used by the Fund and include appropriate risk disclosure.
     Response: “Derivatives” are not used as a principal investment strategy of the Fund. Rather, the mention of “derivatives” is to indicate that, if they are used, they will count towards meeting the 80% requirement of Rule 35d-1. Accordingly, no further disclosure has been added.
7. Comment: In the section entitled “Performance Information”, delete the second and third sentences appearing in the first paragraph regarding the impact of IPOs on the performance of the Fund since it is not required by Item 4 (b)(2)(i) of Form N-1A.
     Response: The requested change has been made to each prospectus.
8. Comment: Item 4(b)(2)(i) of Form N-1A requires the inclusion of concepts such as variability from year to year and comparison to a broad measure of market performance. Include these concepts in the first paragraph appearing under the heading, “Performance Information”.
     Response: The requested change has been made in each prospectus.
9. Comment: In the section entitled “Performance Information”, remove the reference to Class A shares from the first sentence appearing under the heading, “Annual Total Returns”. The reference to “Class A shares” is not required by Form N-1A. The performance included in the bar chart should be the performance of the Fund generally.
     Response: The requested change has been made in each prospectus.
10. Comment: In the section entitled “Performance Information, add a return for the fiscal quarter ended January 31, 2010 following the bar chart in order to satisfy Item 4(b)(2)(ii).
     Response: We do not believe that Item 4(b)(2)(ii) requires the inclusion of fiscal quarter-end performance. The language specifically provides: “If the Fund’s fiscal year is other than a calendar year, include the year-to-date return information as of the end of the most recent quarter in a footnote to the bar

Vincent Di Stefano
Division of Investment Management
March 11, 2010

chart.” Historically, we and our peers have used calendar quarter-end performance, which provides investors a uniform basis of comparison. We believe this approach is more beneficial to investors.
11. Comment: In the section entitled “Performance Information”, delete the paragraph preceding the heading, “Average Annual Total Returns”, since it is not required by Form N-1A.
     Response: The requested change has been made in each prospectus; however, we believe that certain portions should remain in order to satisfy Item 4(b)(2)(i), and those portions have been moved to the appropriate place.
12. Comment: In the section entitled “Performance Information”, delete “Return Before Taxes” when it appears next to a class of shares that does not provide after-tax returns since it is not required by Form N-1A.
     Response: The requested change has been made in each prospectus.
13. Comment: In the section entitled “Performance Information”, delete the sentences appearing under the table, “Average Annual Total Returns”, concerning benchmarks, since inception performance, and Class Y shares’ performance since these are not required by Form N-1A.
     Response: We deleted the reference to the benchmarks and since inception performance. We did not delete the footnote regarding hypothetical performance because we believe the same is required by Instruction 3(b) to Item 4.
14. Comment: In the section entitled “Management of the Fund” in the summary section, replace “since inception” in the “Service Date” column with the year that the portfolio manager began managing that Fund.
     Response: The requested change has been made in each prospectus.
15. Comment: In the section entitled “Summary — Management of the Fund,” delete the sentence, “Affiliates of the Adviser may be appointed by the Adviser to provide discretionary investment management services, investment advice and/or order execution services to the Fund. For additional information, see “Fund Management” in the prospectus in the “Management of the Fund” section of each prospectus. The general rule is that if disclosure is not required or permitted by Form N-1A, it is best to leave it out.
     Response: The requested change has been made to each prospectus.
16. Comment: Under “Summary — Purchase and Sale of Fund Shares” in each prospectus, delete “..., which is any day...business” from the first sentence and delete the second and third sentences in their entirety.
     Response: The requested change has been made to each prospectus. This section now states: “You may purchase, redeem or exchange shares of the Fund on any business day through your financial adviser, through our Web site at www.invescoaim.com, by mail to Invesco Aim Investment Services, Inc., P.O. Box 4739, Houston, Texas 77210 4739, or by telephone at 800-959-4246.”
17. Comment: In the section entitled “Summary — Management of the Fund,” delete the sentence, “Invesco Aim Distributors, Inc. has the discretion to accept orders for lesser amounts...”, after the Minimum Investments table in each prospectus:

Vincent Di Stefano
Division of Investment Management
March 11, 2010

     Response: The requested change has been made to each prospectus.
18. Comment: The list of sub-advisers should be deleted in the “Fund Management” section of each prospectus or each sub-adviser should be added in the summary section of each prospectus if they are actually sub-advising the Fund.
     Response: The requested change has been made. A sub-adviser is only listed in the “Fund Management” section of the prospectus if it is primarily responsible for the day-to-day management of the Fund.
19. Comment: Under “Principal Investment Strategies of the Fund,” the prospectus states: “The Fund invests, under normal circumstances, at least 80% of its net assets in securities of issuers in the Asia Pacific region (except Japanese issuers).” Define “issuers” as corporations and/or governments as discussed in “Developing Markets Securities Risk”.
     Response: The disclosure has been revised as requested.
20. Comment: Under “Principal Investment Strategies of the Fund,” the fourth paragraph seems highly technical. Please re-phrase the fourth paragraph in Plain English language.
     Response: As agreed, we propose to replace this paragraph with the more detailed language that appears as the sixth paragraph appearing under the heading “Investment Objective, Strategies, Risks and Portfolio Holdings”.
21. Comment: In the “Principal Risks of Investing in the Fund” section of the prospectus, revise “Market Capitalization Risk” to address more typical small- and mid-capitalization concerns and consider re-naming “Small- and Mid-Capitalization Risk”.
     Response: The disclosure has been revised as suggested.
22. Comment: In the “Principal Risks of Investing in the Fund” and the “Investment Objective, Strategies, Risk and Portfolio Holdings” sections of the prospectus, consider whether risks such as growth style of investing, investing in small-capitalization companies and any major region-specific risks are needed.
     Response: The risks have been added as suggested.
23. Comment: Does the Fund plan to invest 20% in debt securities? If so, include risks appropriate to debt investing in “Principal Risks of Investing in the Fund” and “Investment Objective, Strategies, Risks and Portfolio Holdings” sections.
     Response: The Fund does not currently intend to invest in debt securities.
24. Comment: Add sentence in the first paragraph of the “Investment Objective, Strategies, Risks and Portfolio Holdings” section stating that shareholders will receive notice of any change to the Fund’s investment objective.
     Response: The disclosure has been revised as requested.

Vincent Di Stefano
Division of Investment Management
March 11, 2010

25. Comment: In the sections, “Principal Investment Strategies of the Fund” and “Investment Objective, Strategies, Risks and Portfolio Holdings”, list the principal countries in which the Fund will invest.
     Response: We have created an objective test to determine which countries to include and have included those countries in the applicable sections of the prospectus.
26. Comment: Add in the sections, “Principal Investment Strategies of the Fund,” “Principal Investment Strategies of the Fund” and “Investment Objective, Strategies, Risks and Portfolio Holdings”, what “leveraging” means in Plain English.
     Response: As agreed, the definition of “leveraging” is provided in the “Leverage Risk” disclosure.
27. Comment: In the fourth paragraph appearing under the heading “Investment Objective, Strategies, Risks and Portfolio Holdings”, tighten up the disclosure around the test for a security being from a specific region. The current language seems to allow more discretion than Rule 35d-1 allows.
     Response: As provided in Rule 35d-1, the word “consider” has been replaced by “The Fund uses the following criteria to determine ...”.
28. Comment: In the second sentence of the sixth paragraph appearing under the heading “Investment Objective, Strategies, Risks and Portfolio Holdings,” explain what is meant by “quality issuers”.
     Response: The word “quality” has been deleted.
29. Comment: If a Fund anticipates having a high portfolio turnover rate, add the appropriate risk disclosure.
     Response: We will add risk disclosure related to high portfolio turnover to the prospectus if it is anticipated that the Fund’s portfolio turnover rate will exceed 100%.
30. Comment: In the sections, “Principal Risks of Investment in the Fund” and “Investment Objective, Strategies, Risks and Portfolio Holdings”, phrase “Management Risk” more strongly by possibly including a phrase such as “may not produce desired results”.
     Response: The disclosure has been revised as requested.
31. Comment: On a Fund that includes the word “global” or “international”, state in the sections, “Principal Investment Strategies of the Fund” and “Investment Objectives, Strategies, Risks and Portfolio Holdings”, that the Fund invests at least 40% in non-U.S. securities under normal market conditions.
     Response: The Fund anticipates investing a substantial portion of its assets in a number of foreign countries; however, the Fund is not aware of any publicly-expressed Staff position requiring at least 40% of its assets be so invested.

Vincent Di Stefano
Division of Investment Management
March 11, 2010

AIM Global Growth Fund
32. Comment: In the sections, “Principal Investment Strategies of the Fund” and “Investment Objective, Strategies, Risks and Portfolio Holdings”, include definition of “medium- and large-sized growth issuers”.
     Response: The following definitions have been added:
     “The Fund considers a company to be a mid-capitalization company if it has a market capitalization, at the time of purchase, within the range of the largest and smallest capitalized companies included in the Russell Midcap® Index during the most recent 11 month period (based on month end data) plus the most recent data during the current month.
     The Fund considers a company to be a large-capitalization company if it has a market capitalization, at the time of purchase, within the range of the largest and smallest capitalized companies included in the Russell 1000® Index during the most recent 11 month period (based on month end data) plus the most recent data during the current month.”
AIM International Core Equity Fund
33. Comment: In the sections, “Principal Investment Strategies of the Fund” and “Investment Objective, Strategies, Risks and Portfolio Holdings”, what is meant by an “internal valuation ranking”, in the paragraphs that discuss when a portfolio manager intends to sell a security.
Response: The disclosure has been revised to state “The Fund’s portfolio managers consider selling a security when (1) its share price increases and it is no longer attractively priced relative to other issuers according to our proprietary valuation model, (2) its fundamentals deteriorate or (3) it causes the portfolio’s sector or regional weighting relative to its benchmark to fall outside acceptable risk parameters.”
34. Comment: In the sections, “Principal Investment Strategies of the Fund” and “Investment Objective, Strategies, Risks and Portfolio Holdings”, what is meant by a “recognized foreign or U.S. securities exchange” in the sentence “The Fund focuses its investments in marketable equity securities of foreign issuers that are listed on a recognized foreign or U.S. securities exchange or traded in a foreign or U.S. over-the-counter.”
     Response: We have deleted the word “recognized” from “...on a recognized foreign or U.S. securities exchange...”.
General Comments — SAI
35. Comment: Under the “Fund Restrictions” heading of the SAI, please include narrative disclosure as to what is permitted under the 1940 Act at the present time.
     Response: The following narrative disclosure has been added to the “Non-Fundamental Restrictions” to clarify the Fund’s fundamental restriction regarding borrowing:

Vincent Di Stefano
Division of Investment Management
March 11, 2010

     In complying with the fundamental restriction regarding borrowing money and issuing senior securities, the Fund may borrow money in an amount not exceeding 33 1/3% of its total assets (including the amount borrowed) less liabilities (other than borrowings).
     In connection with the Registrant’s responses to the SEC Staff’s comments on the Amendment, as requested by the Staff, the Registrant acknowledges that: (i) the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
     Please do not hesitate to contact me at (713) 214-1968 if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,
/s/ Stephen R. Rimes, Esq.
Stephen R. Rimes, Esq.
Assistant General Counsel